Exhibit 99.22

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Digihost Technology Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at March 31, 2020	As at December 31, 2019
ASSETS
Current assets
Cash	$21,481	$152,154
Cash held in trust	-	1,151,783
Amounts receivable and prepaid expenses (note 4)	694,045	161,919
Loan receivable (note 13)	141,740	2,431,655
Digital currencies (note 5)	408,626	-

Total current assets	1,265,892	3,897,511
Property, plant and equipment (note 6)	8,113,924	-
Right of use assets (note 7)	869,384	-
Goodwill (note 3)	4,442,861	-

Total assets	$14,692,061	$3,897,511

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities (note 9)	$257,302	$68,458
Lease liabilities (note 8)	220,827	-
Subscription liability (note 11)	-	4,103,766

Total current liabilities	478,129	4,172,224
Lease liabilities (note 8)	651,994	-
Warrant liability (note 10)	2,962	-

Total liabilities	1,133,085	4,172,224

Shareholders' equity (deficiency)
Share capital (note 11)	14,294,588	20
Reserves	304,945	-
Deficit	(1,040,557)	(274,733)

Total shareholders' equity (deficiency)	13,558,976	(274,713)
Total liabilities and shareholders' equity (deficiency)	$14,692,061	$3,897,511

Nature of operations and going concern (note 1)

Other events (note 14)

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Loss and Comprehensive Loss

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended March 31,
	2020	2019
Revenue from digital currency mining (note 5)	$838,310	$-
Cost of digital currency mining
Operating and maintenance costs	(586,336)	-

Gross profit	251,974	-

Revaluation of digital currency (note 5)	(137,014)	-
Gain on sale of digital currency (note 5)	28,590	-

Expenses
Accretion	(7,451)	-
Office and administrative expenses	(23,126)	-
Professional fees	(201,959)	(2,993)
Depreciation	(363,290)	-
Regulatory fees	(49,039)	-
Share based compensation	(304,945)	-
Change in fair value of warrant liability (note 10)	40,436	-

Net loss and comprehensive loss for the period	$(765,824)	$(2,993)

Basic and diluted loss per share	$(0.04)	$(1,497)

Weighted average number of common shares outstanding - basic and diluted	20,257,016	2

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended March 31,
	2020	2019

Operating activities
Net loss for the period	$(765,824)	$(2,993)
Adjustments for:
Depreciation	363,290	-
Accretion	7,451	-
Shares issued for professional fees	94,639	-
Share based compensation	304,945	-
Change in fair value of warrant liability	(40,436)	-
Non-cash working capital items:
Amounts receivable and prepaid expenses	(664,360)	-
Digital currencies	(408,626)	-
Accounts payable and accrued liabilities	(73,827)	2,993

Net cash used in operating activities	(1,182,748)	-

Financing activities
Return of subscription proceeds	(39,355)	-
Net funds advanced for loan receivable	(32,545)	-
Lease payments	(28,854)	-
Cash from reverse takeover transaction	1,046	-

Net cash used in financing activities	(99,708)	-

Net change in cash	(1,282,456)	-
Cash, beginning of period	1,303,937	-

Cash, end of period	$21,481	$-

Supplemental information
Common shares issued to acquire property, plant and equipment	$4,264,000	$-

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (Deficiency)

(Expressed in United States Dollars) (Unaudited)

	Number of shares
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Accumulated Deficit	Total
Balance, December 31, 2018	2	-	$20	$-	$(4,765)	$(4,745)
Net loss for the period	-	-	-	-	(2,993)	(2,993)

Balance, March 31, 2019	2	-	20	-	(7,758)	(7,738)

Balance, December 31, 2019	2	-	20	-	(274,733)	(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment (note 7)	164,000	-	4,264,000	-	-	4,264,000
Cancellation of founder shares (note 11(b)(ii))	(2)	-	(20)	-	-	(20)
Share Exchange of HashChain shares pursuant to reverse takeover transaction (note 3)	6,530,560	-	5,914,916	-	-	5,914,916
Cancel Old Digihost shares (note 7)	(164,000)	-	-	-	-	-
Share exchange for 164,000 Old Digihost shares (note 7)	29,820,000	-	-	-	-	-
Private placement (note 11(b)(i))	5,592,487	-	4,021,033	-	-	4,021,033
Share exchange for proportionate voting shares (note 11(b)(i))	(1,999,997)	10,000	-	-	-	-
Issuance of shares for professional services	130,611	-	94,639	-	-	94,639
Share based compensation	-	-	-	304,945	-	304,945
Net loss for the period	-	-	-	-	(765,824)	(765,824)

Balance, March 31, 2020	40,073,661	10,000	$14,294,588	$304,945	$(1,040,557)	$13,558,976

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

1.	Nature of operations and going concern

The Company was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. The Company is a blockchain technology company with operations in cryptocurrency mining for its own account as well as providing hosting services to cryptocurrency mining customers. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, the Company completed a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. ("Old Digihost") and HashChain Technology Inc. ("HashChain"). In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.” (note 3). Digihost carried on the business of Hashchain as a Tier 2 technology issuer and the Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange ("TSXV") on February 20, 2020.

These unaudited interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on July 13, 2020.

The unaudited interim consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. It would, in this situation, be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material.

As at March 31, 2020, the Company has no source of operating cash flow and had an accumulated deficit of $1,040,557 (December 31, 2019 - $274,733). Net comprehensive loss for the three months ended March 31, 2020 was $765,824 (year ended December 31, 2019 - $269,968). The Company also had a working capital of $787,763 as at March 31, 2020 (December 31, 2019 - deficiency of $274,713). These conditions raise material uncertainties which may cast significant doubt as to whether the Company will be able to continue as a going concern.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern, namely its ability to generate sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period, is dependent upon its ability to arrange future financing, which is largely dependent upon prevailing capital market conditions, continued support of its shareholder base and achieving positive cash flows from operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

2.	Significant accounting policies

Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as of July 13, 2020, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2019. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2020 could result in restatement of these unaudited interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

New accounting policies

(a)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. The coins are recorded on the statement of financial position as digital currencies at their fair value and re-measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins are included in profit or loss.

(b)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 months
Leasehold improvement	Cost	Straight-line	36 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(c)	Digital currencies

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value and adjusted at each reporting date for revaluation gains and losses through the statement of profit or loss.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

New accounting policies (continued)

(d)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(e)	Warrants

Warrants issued in the functional currency of the Company are classified as equity. Warrants issued in a currency that is not the functional currency of the Company are classified as a warrant liability (note 10).

Warrants classified as equity and issued in conjunction with common shares as part of a private placement unit offering are allocated a portion of the gross proceeds based on their relative fair value determined using a Black-Scholes valuation model. Warrants issued as payment for services, where the fair value of such services is not readily determinable, are valued using a Black-Scholes valuation model as at the date the warrants are issued.

(f)	Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

New accounting policies (continued)

(g)	Leases and right-of-use assets

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

°	Leases of low value assets; and

°	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

°	Amounts expected to be payable under any residual value guarantee;

°	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

°	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

°	Lease payments made at or before commencement of the lease;

°	Initial direct costs incurred; and

°	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Going concern

The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iv)	Valuation of amounts receivable

Assessing the collectibility of amounts receivable and appropriateness of any bad debt reserve requires management judgment.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant judgements

(v)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

(vi)	Impairment of property, plant and equipment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its property, plant and equipment. Internal sources of information that management considers include the manner in which property and equipment are being used or are expected to be used and indications of economic performance of the assets.

(vii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(viii)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data centre equipment and cloud mining rights are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Warrant liability

The Company has issued warrants with an exercise price denominated in a currency other than the Company’s functional currency resulting in their classification as derivative liabilities. The Company measures the value of the warrant liability by reference to the fair value of the common shares underlying the warrants. Estimating the fair value for these warrants is determined using a currency translated option valuation model. This requires management to determine the most appropriate inputs to the valuation model including the estimated life of the warrants, estimated common share price volatility, expected dividend yield, and the risk free interest rate.

(v)	Share-based compensation

The fair value of share-based compensation is determined using a Black-Scholes option-pricing model, which incorporates management’s estimates of the risk free interest rate, the expected dividend yield, the estimated common share price volatility, the estimated option life, and the forfeiture rate as applicable to each award. Prior to fiscal 2017, options were awarded with vesting based on service conditions, however, during the year, the Company awarded share options with vesting based on the achievement of performance conditions. The timing of completion of these performance conditions is uncertain as these conditions are based on the achievement of operational milestones. Accordingly, management is required to make an estimate of the dates for completion of such milestones. These estimates are reviewed at each reporting date for any change in the estimated vesting dates, and to the extent there is a material change in the vesting date estimates, the amortization to be recognized is recalculated for the new timeline estimates and adjusted on a prospective basis.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

3.	Reverse takeover

On February 14, 2020, the Company completed a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, all the issued and outstanding 6,530,560 Hashchain common shares were exchanged for 6,530,560 Digihost subordinate voting shares and all the 5,756,487 Old Digihost common shares were exchanged for 33,412,490 Digihost subordinate voting shares and 10,000 Digihost proportionate voting shares. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

The acquisition of Hashchain is considered to be a business combination. Pursuant to the business combination transactions, the asset acquired from the acquisition is to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration
Common shares issued pursuant to share exchange agreement	$5,914,916
Net assets acquired
Cash	$1,046
Amounts receivable	29,685
Property, plant and equipment	1,865,914
Accounts payable and other payables	(424,590)
Goodwill acquired	4,442,861
$5,914,916

4.	Amounts receivable

	As at March 31, 2020	As at December 31, 2019
Prepaid utilities	$614,606	$-
Prepaid insurance	51,716	-
Amount receivable from Hashchain Technology Inc.	-	161,919
Sales tax receivable	27,723	-
	$694,045	$161,919

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

5.	Digital currencies

As at March 31, 2020, the Company’s digital currencies have a fair value of $408,626 (December 31, 2019 - $nil). Digital currencies are recorded at fair value on the date they are received as income from digital currency mining, and are revalued to their current market value less cost to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	As at March 31, 2020	As at December 31, 2019
Bitcoin	$408,626	$-

The continuity of digital currency was as follows:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Balance, beginning of period	$-	$-
Digital currency mined	838,310	-
Digital currency sold	(292,670)	-
Revaluation adjustment	(137,014)	-
Balance, end of period	$408,626	$-

During the three months ended March 31, 2020, the Company disposed of Bitcoin for proceeds totalling $321,260 (three months ended March 31, 2019 – $nil) with a cost of $292,670 (three months ended March 31, 2019 - $nil), and recorded a gain on sale of $28,590 (three months ended March 31, 2019 - $nil).

6.	Property, plant and equipment

	Mining equipment	Equipment	Leasehold improvement	Total
Cost
Balance - March 31, 2019 and December 31, 2019	$-	$-	$-	$-
Additions(1)	2,322,460	961,402	3,302,598	6,586,460
Acquired from RTO Transaction	1,865,914	-	-	1,865,914
Balance - March 31, 2020	$4,188,374	$961,402	$3,302,598	$8,452,374

Accumulated depreciation
Balance - March 31, 2019 and December 31, 2019	-	-	-	-
Depreciation	220,006	91,739	26,705	338,450
Balance - March 31, 2020	$220,006	$91,739	$26,705	$338,450
Net carrying value
As at December 31, 2019	$-	$-	$-	$-
As at March 31, 2020	$3,968,368	$869,663	$3,275,893	$8,113,924

(1)	In February 2020, $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in note 7.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

7.	Right-of-use assets

	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Balance, beginning of period	$-	$-
Additions	894,224	-
Depreciation	(24,840)	-
Balance, end of period	$869,384	$-

Rights-of-use asset is depreciated over a 3 year term. Refer to note 8 for further details.

8.	Lease liabilities

On February 14, 2020, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the "Sellers", all companies controlled by the CEO of Digihost) and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the RTO Transaction with HashChain, Digihost issued 104,000 common shares of Old Digihost for an aggregate value of $2,704,000.

On February 14, 2020, BIT Mining International LLC and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and immediately prior to the closing of the RTO Transaction, Digihost issued 60,000 common shares of Digihost for an aggregate value of $1,560,000.

Pursuant to the RTO Transaction, holders of the Old Digihost shares received approximately 181.83 Digihost subordinate voting shares in exchange for each Old Digihost shares. Accordingly, the 164,000 Old Digihost shares were exchanged for 29,820,000 post RTO Digihost subordinate voting shares.

The continuity of the lease liabilities are presented in the table below:

	Three Months Ended March 31,	Year Ended December 31,
	2020	2019
Balance, beginning of period	$-	$-
Additions	894,224	-
Interest expense	7,451	-
Lease payments	(28,854)	-
Balance, end of period	$872,821	$-

The lease liabilities are classified as follows:

	As at March 31, 2020	As at December 31, 2019
Current portion	$220,827	$-
Non-current portion	651,994	-
Total lease liabilities	$872,821	$-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

8.	Lease liabilities (continued)

Maturity analysis - contractual undiscounted cash flows As at March 31, 2020
Less than one year	$259,687
One to five years	750,206
Total undiscounted lease obligations	$1,009,893

9.	Accounts payable and accrued liabilities

	As at March 31, 2020	As at December 31, 2019
Accounts payable	$248,708	$62,683
Audit accrual	8,594	5,775
	$257,302	$68,458

10.	Warrant liability

In February 2020, the Company completed a private placement financing consisting of one common share and one warrant to purchase a common share. The exercise price of the warrant is CAD$1.75. Under IFRS, warrants issued with an exercise price denominated in a foreign currency are considered financial derivative instruments and the prescribed accounting treatment is to classify these warrants as a current liability measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liability is transferred from warrant liability to share capital.

	As at March 31, 2020	As at December 31, 2019
Opening balance, outstanding warrants	-	-
Issued	110,575	-
Closing balance, outstanding warrants	110,575	-

Expiry date	August 29, 2021
Weighted average exercise price in CAD	$1.75	$-

Opening balance	$-	$-
Fair value on issuance	43,398	-
Fair value adjustment at report date	(40,436)	-

Closing balance	$2,962	$-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

10.	Warrant liability (continued)

A summary of the assumptions used in the valuation model for re-measuring the warrants at end of period is set out below:

	As at March 31, 2020		As at December 31, 2019
Share price	CAD$	0.185	$	nil
Risk-free rate		0.46%		0.00%
Expected dividend yield		0%		0%
Expected price volatility of the Corporation's common shares		151%		0%
Forfeiture rate		0%		0%
Weighted average fair value	CAD$	0.038	$	nil

The following table reflects the warrants issued and outstanding as of March 31, 2020:

Number of Warrants Outstanding	Grant Date Fair Value Net of Costs ($)	Exercise Price (CAD)	Weighted Average Contractual Life (years)	Expiry Date
110,575	43,398	1.75	1.41	August 14, 2021

11.	Share capital

a)	Authorized share capital

Unlimited common shares without par value.

b)	Common shares issued

(i)  On February 14, 2020, immediately prior to completion of the RTO Transaction, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,103,766 (CAD$5,342,005) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one common share and one common share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one common share at a price of CAD$1.75 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability.

The grant date fair value of the 110,575 warrants was estimated as $43,398 using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate - 1.52%; expected volatility - 151% which is based on the historical volatility of comparable companies; expected dividend yield - nil; share price of CAD$0.96 and expected life - 18 months. The fair value has been recorded as a warrant liability (note 10).

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 common shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

(ii)  On February 14, 2020, the Company cancelled the 2 founder shares of Old Digihost.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

12.	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company's issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2018 and March 31, 2019	-	-

Balance, December 31, 2019	-	-
Granted (i)	1,875,000	0.96

Balance, March 31, 2020	1,875,000	0.96

(i) On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 common shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

A value of $1,206,523 was estimated for the 1,875,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$0.96; exercise price of CAD$0.96; expected dividend yield of 0%; expected volatility of 138% which is based on comparable companies; risk-free interest rate of 1.37%; and an expected average life of five years.

The following table reflects the stock options issued and outstanding as of March 31, 2020:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	0.96	4.88	1,875,000	1,875,000	-

13.	Loan receivable and related party transactions

Loan receivable

During the three months ended March 31, 2020, Nyam, LLC, a company controlled by the Chief Executive Officer ("CEO") of Digihost received an additional loan of $32,545 (three months ended March 31, 2019 - $nil). These amounts are non-interest bearing and unsecured. In February 2020, $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in note 7. As at March 31, 2020, the loan receivable from Nyam, LLC was $141,740 (December 31, 2019 - $2,431,655).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020

(Expressed in United States Dollars) (Unaudited)

13.	Loan receivable and related party transactions (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended March 31,
	2020	2019
Professional fees (1)	$9,603	$-
Share based compensation(2)	256,154	-
	$265,757	$-

(1)	In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. As at March 31, 2020, Marrelli Support was owed $10,804 (December 31, 2019 - $2,436).

(2)	Represents the share based compensation for officer and directors.

14.	Other events

COVID-19

Commencing in March 2020 and continuing into the second quarter of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Bitcoin Halving

In May 2020, the Bitcoin (“BTC”) block reward decreased from 12.5 to 6.25 BTC per block (the “Bitcoin Halving”), and consequently the number of new BTC issued to miners would be reduced to approximately 900 per day.